

16006209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 17 2016

SEC FILE NUMBER
8-17277

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2015_____ AND ENDING_____12/31/2015_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOYAL3 SECURITIES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

150 CALIFORNIA STREET, 4TH FLOOR

(No. and Street)

SAN FRANCISCO	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK A THRIFT   212-520-1704

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP

(Name – *if individual, state last, first, middle name*)

101 SECOND STREET	SAN FRANCISCO	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __JACK A. THRIFT__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __LOYAL3 SECURITIES__ , as of __DECEMBER 31__ , 20 __15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____ _____

_____

Signature

__CHIEF FINANCIAL OFFICER__

Title

__See Attached__

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT   **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1.
2.
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5.
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_____   _____
Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _San Francisco_

ATHENA WAIHING WONG
Commission # 2109362
Notary Public - California
San Francisco County
My Comm. Expires May 21, 2019

Subscribed and sworn to (or affirmed) before me

on this __14__ day of __March__, 20 _16_,
         Date   *Month*   *Year*
by

(1)_____Jack Thrift_____

(and (2)_____N/A_____),
               Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
            Signature of Notary Public

Seal
Place Notary Seal Above

───────────────── **OPTIONAL** ─────────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _Annual Audited Rept Form X-17A-5_ Document Date: _12/31/15_

Number of Pages: _2_ Signer(s) Other Than Named Above: _____

LOYAL3 SECURITIES, INC.

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Loyal3 Securities, Inc.

We have audited the accompanying financial statement of Loyal3 Securities, Inc. (the "Company") which comprises the statement of financial condition as of December 31, 2015, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Loyal3 Securities, Inc. as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has reported recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Moss Adams LLP

San Francisco, California
March 15, 2016

Praxity

LOYAL3 SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$ 2,309,553
Cash segregated for regulatory purposes	423,727
Marketable securities, at fair value	48,474
Deposits with clearing organization	862,495
Accounts receivable, net	133,900
Prepaid expenses and other assets	289,397
Equipment and fixtures, net	507,639
Total assets	**$ 4,575,185**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Payable to customers	$ 52,897
Accounts payable and accrued liabilities	1,369,255
Total liabilities	1,422,152

Shareholder's Equity

Common stock	9,301
Additional paid-in capital	26,551,473
Treasury stock	(103,000)
Accumulated deficit	(23,304,741)
Total shareholder's equity	3,153,033
Total liabilities and shareholder's equity	**$ 4,575,185**

The accompanying notes are an integral part of this financial statement.

1. Description of Business

LOYAL3 Securities, Inc. ("L3Securities" or "the Company") is a Massachusetts corporation, which was originally incorporated in 1972 as Merrimack Valley Investments, Inc. and changed its name to LOYAL3 Securities, Inc. in November 2012 after it was acquired by LOYAL3 Holdings, Inc. ("L3Holdings" or "the Parent").

L3Holdings is a holding company that owns 100% of the equity of L3Securities. L3Holdings is a Delaware corporation incorporated on November 26, 2012. The Company's corporate office is located in San Francisco, CA, with an additional office in New York, NY.

L3Securities operates as a self-clearing broker-dealer. The Company's customers may engage in securities transactions without incurring any commissions or other fees and can acquire fractional shares in individual stocks, with a certain minimum amount of investment. L3Securities provides retail investors the ability to participate in initial offerings of securities ("Social IPO" offerings) and allows issuers to create affinity award programs featuring company stock as a reward ("Stock Rewards" offerings).

L3Securities is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

2. Going Concern

Through December 31, 2015, the Company had accumulated a deficit of $23,305,000. During 2015 the Company satisfied its working capital needs through capital contributions from the Parent, and such contributions have continued into 2016 and are expected to be necessary through the course of the year. These facts raise substantial doubt as to the Company's ability to continue as a going concern.

The financial statement has been prepared assuming the Company will continue on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and do not include any adjustments that might result from uncertainty about the Company's ability to continue as a going concern.

Management's plan to alleviate the going-concern uncertainty includes, but is not limited to, significant expense reductions, undertaken beginning in the fourth quarter of 2015, development of new product offerings and continuing to seek working capital funding from its Parent. The Company's continued existence is also dependent upon its ability to increase revenues generated from operations, which would enable the Company to achieve a profitable level of operations.

2. Going Concern (continued)

If anticipated operating results are not achieved, management has the intent, and believes it has the ability, to further delay or reduce expenditures. In such case, the further reduction in operating expenses will need to be substantial. Failure to generate sufficient cash flows from operations, raise additional capital, or reduce certain discretionary spending would have a material adverse effect on the Company's ability to achieve its intended business objectives. The Company can give no assurance that it will be successful in its plans and can give no assurance that additional capital will be available at all. Should the Company not be successful in obtaining the necessary capital to fund its operations, the Company would need to curtail certain or all of its operational activities and/or contemplate the sale of its assets if necessary.

3. Summary of Significant Accounting Policies

Presentation

For the purpose of presentation, except for the tables in Notes 6, 7, 9, 10 and 12, dollar amounts displayed in these Notes to Financial Statement are rounded to the nearest thousand.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates. Significant estimates include the allowance for the deferred tax asset.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of ninety days or less to be cash equivalents.

Cash Segregated for Regulatory Purposes

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires it to maintain cash or qualified securities in a segregated reserve account for the exclusive benefits of its customers. In accordance with Rule 15c3-3, the Company had portions of its cash segregated for the exclusive benefits of its customers at December 31, 2015.

Restricted Cash

Restricted cash as of December 31, 2015 included cash on deposit with the Company's clearing organization.

3. Summary of Significant Accounting Policies (continued)

Marketable Securities

Marketable securities in the statement of financial condition consist of financial instruments carried at fair value with related unrealized gains or losses recognized in the statement of operations. Marketable securities are those that can readily be sold, either through a stock exchange or through a direct sales arrangement.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, cash segregated for regulatory purposes, and restricted cash, approximate their fair values.

Fair Value Measurement—Definition and Hierarchy

The Company follows the provisions of Accounting Standards Codification ("ASC") 820, *Fair Value Measurement and Disclosures,* for its financial assets and liabilities. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.,* the "exit price") in an orderly transaction between market participants at the measurement date.

Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

3. Summary of Significant Accounting Policies (continued)

Fair Value Measurement—Definition and Hierarchy (continued)

Level 1 — Unadjusted, quoted prices are available in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices and listed derivatives.

Level 2 — Pricing inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets generally included in this category are stock warrants for which market-based implied volatilities are available, and unregistered common stock.

Level 3 — Pricing inputs are both significant to the fair value measurement and unobservable. These inputs generally reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Fair valued assets generally included in this category are stock warrants for which market-based implied volatilities are not available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Accounts Receivable

Accounts receivable are recorded at the invoiced amounts. To the extent deemed necessary, the Company maintains an allowance for estimated losses from the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance for doubtful accounts, the Company considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance and general economic conditions that may affect a client's ability to pay.

The Company believes that no allowance for doubtful accounts was necessary as of December 31, 2015.

3. Summary of Significant Accounting Policies (continued)

Equipment and Fixtures

Equipment and fixtures are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the service lives of the improvements. Maintenance and repairs are charged to expenses as incurred; costs of major additions and betterments that extend the useful lives of the assets are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Contingent Liabilities

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

3. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740 – *Income Taxes*. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and the expected future tax benefit to be derived from tax loss and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are determined based on temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets to an amount whose realization is more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Subsequent Events

The Company has evaluated all subsequent events up to the date this financial statement was issued.

Adoption of New Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board ("FASB") issued a new accounting standard which requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern for each annual and interim reporting period. If substantial doubt exists, additional disclosure is required. This new standard will be effective for the Company for annual and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company expects to adopt this new standard for the fiscal year ending December 31, 2016 and the Company will continue to assess the impact on its financial statements.

3. Summary of Significant Accounting Policies (continued)

Adoption of New Accounting Pronouncements (continued)

The FASB has issued Accounting Standards Update ("ASU") No. 2014-12 *Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.* This ASU requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early adoption is permitted. The Company is currently evaluating the effect of the ASU on its financial position, results of operations and cash flows.

4. Cash Segregated for Regulatory Purposes

Under Rule 15c3-3 of the Securities Exchange Act of 1934, at December 31, 2015, cash in the amount of $424,000 was segregated in special reserve bank accounts for the exclusive benefits of customers.

5. Deposits with Clearing Organization

At December 31, 2015, the Company had deposits with its clearing organization of $862,000. At December 31, 2015, the required minimum balance was $744,000. The amount was held in an interest bearing account.

6. Fair Value Measurement

A description of the valuation methodology applied to the Company's major categories of assets measured at fair value on a recurring basis follows. There have been no changes in the methodology used at December 31, 2015.

Marketable Securities – consist of exchange-traded equity securities valued using quoted market prices. This method may result in a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methodology is appropriate and consistent with industry practice, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6. Fair Value Measurement (continued)

The following table summarizes the valuation of the Company's financial assets at December 31, 2015:

	Assets at Fair Value at December 31, 2015			
	Level 1	Level 2	Level 3	Total
Assets - Marketable Securities				
Corporate equities	$ 48,474	$ -	$ -	$ 48,474
	$ 48,474	$ -	$ -	$ 48,474

7. Equipment and Fixtures

Equipment and fixtures consist of the following:

Computer hardware	$ 77,796
Computer software	547,025
Internal software development	22,500
	647,321
Less accumulated depreciation	(139,682)
	$ 507,639

8. Payable to Customers

Payable to customers consist of securities failed to receive and deliver at December 31, 2015, all of which have been outstanding less than 30 days.

9. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. ASC 740 requires that a valuation allowance be established when it is "more likely than not" that all, or a portion of, deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates, the length of carry-back and carry-forward periods, and expectations of future profits.

9. Income Taxes (continued)

The Company believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance as of December 31, 2015. For the year ended December 31, 2015 the change in deferred tax asset valuation allowance was approximately $7.8 million.

As of December 31, 2015 the Company's deferred tax assets consisted of the effects of temporary differences attributable to the following:

Federal net operating loss carryovers	$	7,875,382
State net operating loss carryovers		1,085,413
Fixed asset depreciation		2,290
Capital loss		439
State taxes		427
Charitable contribution		78
Total		8,964,029
Valuation allowance		(8,964,029)
Deferred tax asset, net of valuation allowance	$	-

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

As of December 31, 2015, no liability for unrecognized tax benefits was required to be reported. The Company does not expect any significant changes in its unrecognized tax benefits in the next year.

The Company is included in US federal and state tax returns with its Parent. These tax returns are subject to examination by tax authorities for years beginning in December 31, 2012.

10. Regulatory Capital Requirements

The Company is a broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), which specifies uniform minimum net capital requirements, as defined, for its registrants. As of December 31, 2015, L3Securities had regulatory net capital, as defined, of $2,214,000, which exceeded the minimum net capital requirements by $1,964,000.

L3Securities has elected to calculate its net capital under the aggregate indebtedness method, whereby its aggregate indebtedness may not be greater than fifteen times its net capital, as defined. As of December 31, 2015, L3Securities' aggregate indebtedness to net capital ratio was 0.43 to 1.00.

Advances to parent, dividend payments and other equity withdrawals by the Company are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, the Company subject to certain notification requirements related to withdrawals of excess net capital.

11. Employee Benefit Plans

The Company has a 401(k) defined contribution plan. The 401(k) plan allows eligible employees to contribute up to 15% of their compensation, subject to a statutory prescribed annual limit. Employee contributions and earnings thereon vest immediately. Although the Company may make discretionary contributions to the 401(k) plan, none were made during the year ended December 31, 2015.

12. Commitments and Contingencies

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price level. As of December 31, 2015, the Company had no open underwriting commitments.

The following is a table summarizing the Company's significant contractual obligations as of December 31, 2015, consisting of non-cancellable payments under office and operating leases with initial or remaining terms in excess of one year.

	Office Leases	Operating Leases	Total
2016	$ 1,404,804	$ 680,000	$ 2,084,804
2017	1,233,475	600,000	1,833,475
2018	311,276	150,000	461,276
Total Commitments	$ 2,949,555	$ 1,430,000	$ 4,379,555

12. Commitments and Contingencies (continued)

The Company leases its San Francisco corporate office and New York office under non-cancelable operating leases that expire in March 2018 and August 2016, respectively.

The operating leases in the table above include non-cancelable contracts for operating services, such as data center, web hosting, and market data services.

Concentration and Credit Risk

Substantially all of the Company's cash and cash equivalents are held at two major U.S. financial institutions. The majority of the Company's cash equivalents consist of short-term certificates of deposit. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand.

At December 31, 2015, amounts due from one clients accounted for 100% of the accounts receivable. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

Legal Proceedings

The Company is one of the underwriter defendants in certain litigation arising out of the initial public offering ("IPO") of Santander Consumer USA Holdings Inc. ("SCUSA") in January 2014. The underwriters, including L3Securities, received customary indemnification in connection with the IPO.

Steck v. Santander Consumer USA Holdings Inc., 14-cv-6942 (JPO) (S.D.N.Y.); *Kumar v. Santander Consumer USA Holdings Inc.*, C.A. No. 3:14-cv-03746-K (N.D. Tex.)

On August 26, 2014, a purported class action complaint, captioned Steck v. Santander Consumer USA Holdings Inc., et al., was filed in the United States District Court for the Southern District of New York on behalf of persons who acquired SCUSA shares in connection with the IPO. The complaint asserted violations of the Securities Act of 1933 (the "Securities Act") and named as defendants SCUSA, certain of SCUSA's officers and directors, and the underwriters for SCUSA's IPO, including L3Securities. The case was later transferred to the Northern District of Texas. On September 3, 2015, Deka Investment GMBH and City of Dearborn Heights Act 345 Police and Fire Retirement System were appointed co-lead plaintiffs and asserted additional claims.

12. Commitments and Contingencies (continued)

Legal Proceedings (continued)

The consolidated amended complaint generally alleges that false and misleading statements or omissions of material information were made regarding certain alleged restrictions on SCUSA's ability to pay dividends, SCUSA's compliance with certain consumer laws and regulations and SCUSA's August 7, 2014 announcement that it received a subpoena from the Department of Justice. Defendants moved to dismiss the complaint on December 18, 2015, which motion remains pending.

On October 6, 2014, a purported class action complaint, captioned Kumar v. Santander Consumer USA Holdings Inc., et al., was filed against SCUSA, certain of SCUSA's officers and directors, and the underwriters for SCUSA's IPO (including L3Securities) in the District Court of Dallas County, Texas on behalf of persons who acquired SCUSA shares in connection with the IPO, asserting similar Securities Act claims. The plaintiff in the Kumar action has filed a Notice of Voluntary Dismissal with Prejudice.

From time to time, the Company is involved in ordinary routine litigation incidental to the business. For the year ended December 31, 2015, the Company incurred legal expenses of $250,000.

13. Financial Instruments, Off-Balance Sheet Arrangements and Indemnification

Financial Instruments

The Company trades securities that are traded in the United States stock exchanges. As of December 31, 2015, the Company had not entered into any transactions involving financial instruments that would expose the Company to significant related off-balance-sheet risk.

Market risk is primarily caused by movements in market prices of the Company's trading and investment account securities. The Company's trading securities and investments are also subject to interest rate volatility. The Company manages market risk through its internal risk management policy and procedures.

Off-Balance Sheet Arrangements

The Company was not a party to any off-balance sheet arrangements during the year ended December 31, 2015.

LOYAL3 SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT (CONTINUED)
For the Year Ended December 31, 2015

13. Financial Instruments, Off-Balance Sheet Arrangements and Indemnification (continued)

Indemnification

The Company places and executes customer orders. The orders are then settled by a clearing organization that maintains custody of customers' securities. Through indemnification provisions in agreement with the clearing organization, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain adequate collateral in compliance with various regulations and clearing organization policies.

14. Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Based on the evaluation, except for the following, the Company did not identify any other recognized subsequent events that would have required adjustment to the financial statements.

On January 15, 2016, January 19, 2016 and February 29, 2016, the Parent made capital contributions to the Company in the amounts of $100,000, $2,500,000 and $1,000,000, respectively.

Apex Clearing Corporation became the Company's clearing broker on an omnibus basis on February 23, 2016.

LOYAL3 SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.